SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             -----------------------

                                 Amendment No. 1
                                       to
                                   SCHEDULE TO
         Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934

                               -------------------

                HCW PENSION REAL ESTATE FUND LIMITED PARTNERSHIP
                            (Name of Subject Company)

  MPF DEWAAY FUND 2, LLC; MPF INCOME FUND 22, LLC; MPF INCOME FUND 16, LLC; SCM
      SPECIAL FUND, LLC; SUTTER OPPORTUNITY FUND 3 TAX EXEMPT, LLC; SUTTER OPPORTUNITY FUND 3, LLC; MPF-NY 2005, LLC; MORAGA GOLD, LLC; MACKENZIE
                        PATTERSON FULLER, INC.; AND C.E.
                                    PATTERSON
                                    (Bidders)

                      UNITS OF LIMITED PARTNERSHIP INTEREST
                         (Title of Class of Securities)

                                 None or unknown
                      (CUSIP Number of Class of Securities)

                             -----------------------

                                                Copy to:
Christine Simpson                               Chip Patterson, Esq.
MacKenzie Patterson Fuller, Inc.                MacKenzie Patterson Fuller, Inc.
1640 School Street                              1640 School Street
Moraga, California  94556                       Moraga, California  94556
(925) 631-9100 ext.224                          (925) 631-9100 ext. 206
                     (Name, Address, and Telephone Number of
                    Person Authorized to Receive Notices and
                       Communications on Behalf of Bidder)

                            Calculation of Filing Fee

                  Transaction                       Amount of
                   Valuation*                       Filing Fee
                   ----------                       ----------

                  $900,000.00                         $105.93

* For purposes of calculating the filing fee only. Assumes the purchase of 3,000 Units at a purchase price equal to $300 per Unit in cash.

|X| Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

      Amount Previously Paid:    $105.93
      Form or Registration Number:  SC TO-T
      Filing Party: MacKenzie Patterson Fuller, Inc.
      Date Filed:  August 19, 2005

|_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

|X|   third party tender offer subject to Rule 14d-1.

|_|   issuer tender offer subject to Rule 13e-4.

|_|   going private transaction subject to Rule 13e-3

|_|   amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: |X|

                         FINAL AMENDMENT TO TENDER OFFER

This Tender Offer Statement on Schedule TO relates to the offer (the "Offer") by MPF DEWAAY FUND 2, LLC; MPF INCOME FUND 22, LLC; MPF INCOME FUND 16, LLC; SCM SPECIAL FUND, LLC; SUTTER OPPORTUNITY FUND 3 TAX EXEMPT, LLC; SUTTER OPPORTUNITY FUND 3, LLC; MPF-NY 2005, LLC; MORAGA GOLD, LLC (collectively the "Purchasers") to purchase up to 3,000 Units of limited partnership interest (the "Units") in HCW Pension Real Estate Fund Limited Partnership (the "Partnership"), the subject company, at a purchase price equal to $300 per Unit, less the amount of any distributions declared or made with respect to the Units between August 19, 2005 (the "Offer Date") and September 30, 2005 or such other date to which this Offer may be extended (the "Expiration Date"), upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 19, 2005 (the "Offer to Purchase") and the related Letter of Transmittal.

The Offer terminated September 30, 2005. The Offer resulted in the tender by Unit holders, and acceptance for payment by the Purchasers, of a total of 279 Units. Upon completion of the Offer, the Purchasers held an aggregate of approximately 279 Units, or approximately 1.8% of the total outstanding Units. The Units were allocated as follows: MPF-NY 2005, LLC, 14 Units; Moraga Gold, LLC, 14 Units; SCM Special Fund, LLC, 32 Units; MPF DeWaay Fund 2, LLC, 219 Units.

                                   SIGNATURES

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 11, 2005

MPF DEWAAY FUND 2, LLC; MPF INCOME FUND 22, LLC; MPF INCOME FUND 16, LLC; SCM SPECIAL FUND, LLC; SUTTER OPPORTUNITY FUND 3 TAX EXEMPT, LLC; SUTTER OPPORTUNITY FUND 3, LLC; MPF-NY 2005, LLC; MORAGA GOLD, LLC


By: /s/ Chip Patterson
    -------------------------
    Chip Patterson, Senior Vice President of Manager or
    General Partner of each filing person

MACKENZIE PATTERSON FULLER, INC.


By: /s/ Chip Patterson
    -------------------------
    Chip Patterson, Senior Vice President

C.E. PATTERSON


/s/ C.E. Patterson
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